# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0001104659-25-057322
Filed by CIK 0001228865
Persons authorized to receive notices and communications: Leon O. Moulder, Jr., c/o Zenas BioPharma, Inc., 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451, 857-271-2954

## Reporting persons
- Leon O. Moulder, Jr. (CIK 0001228865): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 885,695; shared voting power 1,708,967; sole dispositive power 885,695; shared dispositive power 1,708,967; aggregate amount beneficially owned 2,594,662 (4.8% of the class)
  Comment: (1) Rows 7 & 9: Consists of (i) 266,155 shares of common stock held directly by Mr. Moulder, and (ii) 619,540 shares of common stock underlying outstanding stock options exercisable within 60 days of the date of October 7, 2025.
  
  (2) Rows 8 & 10: Consists of (i) 1,672,039 shares of common stock held by Tellus BioVentures, LLC ("Tellus") and (ii) 36,928 shares of common stock held by Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008 (the "Trust"). Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus, and Mr. Moulder is a trustee of the Trust and may be deemed to have sole voting and dispositive power of the shares held by the Trust.
  
  (3) Row 11: Consists of (i) 266,155 shares of common stock held directly by Mr. Moulder, (ii) 619,540 shares of common stock underlying outstanding stock options exercisable within 60 days of October 7, 2025, (iii) 1,672,039 shares of common stock held by Tellus and (iv) 36,928 shares of common stock held by the Trust. Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus, and Mr. Moulder is a trustee of the Trust and may be deemed to have sole voting and dispositive power of the shares held by the Trust.
  
  (4) Row 13: Calculated based on 42,110,313 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the three months ended June 30, 2025, as filed with the Securities and Exchange Commission (the "Commission") on August 12, 2025 (the "Q2 2025 Form 10-Q"), plus (i) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025 (the "InnoCare Shares"), as reported by the Issuer in its Current Report on Form 8-K filed with the Commission on October 8, 2025, (ii) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025 (the "PIPE Purchase Agreement" and such shares, the "PIPE Shares"), as reported by the issuer in its Registration Statement on Form S-3ASR filed with the Commission on October 8, 2025 (the "Shelf Registration Statement"), and (iii) the 619,540 shares of common stock issuable upon the exercise of the options held by Mr. Moulder that are exercisable within 60 days of October 7, 2025.
- Tellus BioVentures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,672,039; sole dispositive power 0; shared dispositive power 1,672,039; aggregate amount beneficially owned 1,672,039 (3.1% of the class)
  Comment: (1) Rows 8, 10 & 11: Consists of 1,672,039 shares of common stock held of record by Tellus. Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus.
  
  (2) Row 13: Calculated based on 42,110,313 shares of Common Stock outstanding, as reported by the Issuer in the Q2 2025 10-Q, plus (i) the InnoCare Shares and (ii) the PIPE Shares.
- Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,928; sole dispositive power 0; shared dispositive power 36,928; aggregate amount beneficially owned 36,928 (0.1% of the class)
  Comment: (1) Rows 8, 10 & 11: Consists of 36,928 shares of common stock held of record by Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008 (the "Trust"). Mr. Moulder is a Trustee of the Trust and may be deemed to have sole voting and dispositive power over the shares held by the Trust.
  
  (2) Row 13: Calculated based on 42,110,313 shares of Common Stock outstanding, as reported by the Issuer in the Q2 2025 10-Q, plus (i) the InnoCare Shares and (ii) the PIPE Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D initially filed by Mr. Moulder and Tellus on June 6, 2025 (the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is filed with respect to the Common Stock, par value $0.0001 per share ("Common Stock"), of Zenas BioPharma, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 852 Winter Street, Suite 250, Waltham, MA 02451.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Leon O. Moulder, Jr., the Issuer's Chief Executive Officer and Chairman of its Board of Directors, Tellus BioVentures, LLC, a Delaware limited liability company ("Tellus") and Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008 (the "Trust" and, together with Mr. Moulder and Tellus, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of Tellus and the Trust, and the business address of Mr. Moulder, is 10520 Trevi Isle Way, Miromar Lakes, FL 33913.
Present principal occupation or employment: Tellus is an early-stage life sciences investment fund involved in in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Moulder is the Managing Member of Tellus and is the Issuer's Chief Executive Officer and Chairman of its Board of Directors. The Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Mr. Moulder. Mr. Moulder is a trustee of the Trust.
Criminal convictions in the last five years: During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person is, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Tellus is a limited liability company organized under the laws of the State of Delaware. Mr. Moulder is a citizen of the United States of America. The Trust was established in Minnesota and was subsequently amended and is now situated in Florida; however, it has no designated place of organization.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplement by adding the following to the end of Item 3:

On October 7, 2025, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with (i) certain institutional and accredited investors (the "Institutional Investors") and (ii) certain directors and officers of the Company (the "Director and Officer Investors" and, together with the Institutional Investors, each, a "PIPE Investor" and, together, the "PIPE Investors"), pursuant to which the Company agreed to sell to (i) the Institutional Investors an aggregate of 6,262,112 shares of Common Stock (the "Institutional Investor PIPE Shares"), at a price of $19.00 per share, and (ii) the Director and Officer Investors an aggregate of 48,918 shares of Common Stock (the "Director and Officer Investor PIPE Shares" and, together with the Institutional Investor PIPE Shares, the "PIPE Shares") at a price of $20.85 per share, in each case in a private placement transaction (the "Private Placement"). The Trust purchased 36,928 of the Director and Officer Investor PIPE Shares for a total purchase price of $769,948.80, which was funded by trust assets. The Private Placement closed on October 9, 2025 (the "PIPE Closing").

The above summary of the Purchase Agreement is qualified by reference to such description and the full text of the Form of Purchase Agreement, a form of which is filed as Exhibit 3 to this Amendment and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference.

Mr. Moulder serves as the Chairman of the Issuer's Board of Directors and as its Chief Executive Officer. In such capacity, Mr. Moulder has influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer's management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing stockholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Moulder, in his capacity as Chief Executive Officer of the Issuer, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, including pursuant to the Issuer's 2024 Equity Incentive Plan (the "2024 Plan"). Mr. Moulder does not receive any additional compensation for his service on the Board of Directors of the Issuer. The terms and provisions of the 2024 Plan are described in the Issuer's definitive proxy statement relating to its 2025 annual meeting of stockholders, which was filed with the Commission on March 11, 2025 (the "2025 Proxy").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, no Reporting Person has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 7, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplement by adding the following to the end of Item 6:

In connection with the Private Placement, on October 7, 2025, the Issuer entered into a Registration Rights Agreement (the "PIPE Registration Rights Agreement") with the PIPE Investors, pursuant to which the Issuer will prepare and file, within 15 days of the PIPE Closing and subject to certain allowable delays, an initial registration statement (the "PIPE Registration Statement") with the Commission to register for resale the PIPE Shares. The Issuer granted the PIPE Investors customary indemnification rights in connection with the PIPE Registration Rights Agreement. The PIPE Investors have also granted the Issuer customary indemnification rights in connection with the PIPE Registration Rights Agreement.

The above summary of the PIPE Registration Rights Agreement is qualified by reference to such description and the full text of the PIPE Registration Rights Agreement, a form of which is filed as Exhibit 4 to this Amendment and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated October 9, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 2: Fourth Amended and Restated Shareholders Agreement, dated May 3, 2024, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on September 6, 2024 (SEC File No. 333-281713)).

Exhibit 3: Form of Securities Purchase Agreement, dated October 7, 2025, by and among the Issuer and the investors party thereto (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K as filed with the Commission on October 8, 2025 (SEC File No. 001-42270)).

Exhibit 4: Form of Registration Rights Agreement, dated October 7, 2025, by and among the Issuer and the investors party thereto (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K as filed with the Commission on October 8, 2025 (SEC File No. 001-42270)).

## Signatures
- Leon O. Moulder, Jr.: /s/ Leon O. Moulder, Jr., Leon O. Moulder, Jr. (10/09/2025)
- Tellus BioVentures, LLC: /s / Leon O. Moulder, Jr., Leon O. Moulder, Jr., Managing Member (10/09/2025)
- Leon O. Moulder, Jr. Revocable Trust U/A dtd 9/9/2008: /s / Leon O. Moulder, Jr., Leon O. Moulder, Jr., Trustee (10/09/2025)